UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: October 27, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ACQUIRES A MINORITY STAKE IN EUROSET

Moscow and New York (October 27, 2008) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has acquired 49.9% of Morefront Holdings Ltd, a company that owns 100% of the Euroset Group (“Euroset”), from Rambert Management Ltd, a company controlled by A&NN Capital Management Fund, for approximately US$226 million. VimpelCom as a minority shareholder does not expect to consolidate Euroset results and will not guarantee any of its obligations. In addition, as part of the transaction, VimpelCom has agreed on put and call arrangements, exercisable after three years, with respect to a further 25% of the shares of Morefront Holdings Ltd. owned by Rambert Management Ltd.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “Historical analysis across multiple markets shows that the level of importance of retail networks rises during challenging market conditions. Hence, it is in our best interest to forge solid relationships with the retail operators at this point in time. We believe that acquiring a stake in a leading retailer, like Euroset, will allow us to strengthen our competitive position and to stabilize the market. Clearly, the financial crisis does require from every company a very careful approach to managing its financial exposure and this deal has been completed after very intense and careful analysis. As a result, we are quite confident that this transaction is not going to jeopardize the financial viability of VimpelCom”.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group has licenses to operate in territories with a total population of about 340 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

Euroset is the largest mobile handset retailer and leading dealer for major mobile network operators in Russia. The main business activity of the Euroset Group is the retail sale of mobile handsets, digital cameras, CD, MP3 players and DECT-phones.

Currently Euroset operates approximately 5,100 outlets in Russia, Ukraine, Belarus, Moldova, Kazakhstan, Kyrghyzstan, Uzbekistan and Armenia. In 2007 the company’s revenues reached $3.14 bln. According to Deloitte’s report «2008 Global Powers of retailing», Euroset tops the list «The 50 fastest-growing retailers» and is on the Top-250 list of global retailers.

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements relate in part to the expected benefits to be realized from the transaction and its anticipated impact on VimpelCom. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation, including by the federal anti-monopoly service, of the Russian and CIS telecommunications and retail industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the SEC, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

VimpelCom IR Team	Michael Polyviou
Tel: 7 (495) 974-5888	FD
Investor_Relations@vimpelcom.com	Tel: 1 (212) 850-5600
mpolyviou@fd-us.com